UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                      SCHEDULE 13D

                       Under the Securities Exchange Act of 1934
                                   (Amendment No. 2)*

                                       HSN, INC.
                   (formerly named Silver King Communications, Inc.)
                                    (Name of Issuer)

                             Common Stock, $0.01 par value
                             (Title of Class of Securities)

                                      40429R 10 9
                                     (CUSIP Number)

                                 Robert D. Myers, Esq.
                                Transamerica Corporation
                                 600 Montgomery Street
                                San Francisco, CA  94111
                                     (415) 983-5015
                     (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)

                                   December 19, 1996
                             (Date of Event which Requires
                               Filing of this Statement)


             If the filing person has previously filed a statement on
             Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [x].

             Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
             Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






       1   Name of Reporting Person                    TRANSAMERICA CORPORATION

           IRS Identification No. of Above Person                    94-0932740
       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [x]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                        Delaware


                          7    Sole Voting Power                              0

         NUMBER OF
          SHARES          8    Shared Voting Power                     657,000*
       BENEFICIALLY                                    * See Note to Item 5
       OWNED BY EACH      9    Sole Dispositive Power                         0
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                657,000*
                                                       * See Note to Item 5

       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                           657,000*
                                                      * See Note to Item 5
       12   Check Box if the Aggregate Amount in Row 11
            Excludes Certain Shares                                        [ ]


       13   Percent of Class Represented by Amount in Row 11               1.8%


       14   Type of Reporting Person                                         HC






             Item 1.   Security and Issuer

                       This statement relates to shares of the common
             stock, $0.01 par value (the "Common Stock") of HSN, Inc. (formerly named Silver King Communications, Inc.) (the "Issuer"). The principal executive office and mailing address of the Issuer is 11831 30th Court North, St. Petersburg, Florida 33716.

             Item 2.   Identity and Background

                       This statement is filed by Transamerica Corporation
             ("Transamerica"), a Delaware corporation. Its address is 600 Montgomery Street, San Francisco, California 94111. See Annex A for the identities of and certain information relating to Transamerica's directors and executive officers.

                  Neither Transamerica nor any of its directors or
             executive officers has, during the past five years, been convicted of any criminal proceeding (other than a traffic citation or similar, minor infraction), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the persons named in Annex A is a citizen of the United States of America, except Richard H. Finn, who is a citizen of Great Britain, and Mark A. McEachen, who is a citizen of Canada.

             Item 3.   Source and Amount of Funds or Other Consideration

                       The source of funds for purchases of Common Stock
             reported as beneficially owned, directly or indirectly, in
             Item 5 of this Statement was the working capital of Transamerica and its subsidiaries. The shares owned for the benefit of non-affiliate investment advisory clients of one of Transamerica's subsidiaries were purchased with cash assets of such clients.

             Item 4.   Purpose of Transaction

                       The shares of Common Stock beneficially owned by
             Transamerica and its subsidiaries were acquired in the ordinary course of business for investment purposes and were not acquired for the purpose (and do not have the effect) of changing or influencing the control of the Issuer, and were not acquired in connection with any transaction having such purposes or effects. Depending on market conditions and other factors, Transamerica or its subsidiaries may purchase additional shares of the Common Stock in the open market or in private transactions. Alternatively, depending on market conditions and other factors, Transamerica or its






             subsidiaries may sell all or some of their shares of the Common Stock.

                       Neither Transamerica nor any of its directors or
             officers has plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through
             (j) of Item 4.

             Item 5.   Interest in Securities of the Issuer

                       (a), (b), (c) and (d).  According to information
             received from the Issuer, the number of shares of Common Stock outstanding as of December 31, 1996, was 35,991,553. Transamerica may be deemed to beneficially own 657,000 shares, which, based on the foregoing information, is approximately 1.8% of the outstanding Common Stock. Transamerica directly owns 106,000 of such shares. The remaining 551,000 shares, including 100,000 shares owned for the benefit of non-affiliate investment advisory clients of one of Transamerica's subsidiaries, are beneficially owned by direct and indirect subsidiaries of Transamerica who are eligible to file Schedule 13G pursuant to Rule 13d-1. See Annex B with respect to transactions by Transamerica in the Common Stock in the past 60 days, all of which were effected through broker-dealers.

                       Note:  Management of the affairs of Transamerica's
             subsidiaries, including decisions respecting dispositions and/or voting of the shares of the Common Stock beneficially owned by such subsidiaries, resides in the respective officers and directors of the subsidiaries and is not directed by Transamerica or other subsidiaries. Accordingly, the filing of this Schedule 13D by Transamerica is not intended as, and should not be deemed as, an acknowledgment of beneficial ownership or shared voting or dispositive power by Transamerica of the shares of the Common Stock beneficially owned by its subsidiaries, and such beneficial ownership or attribution or shared voting or dispositive power is expressly disclaimed.

                       (e) On December 19, 1996, Transamerica ceased to be deemed to be the beneficial owner of 5% or more of the Common Stock.

             Item 6.   Contracts, Arrangements, Understandings or
                       Relationships with Respect to Securities of the Issuer

                       None.

             Item 7.   Material to be Filed as Exhibits

                       None.






                                       Signatures

                       After reasonable inquiry and to the best of their
             knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                           TRANSAMERICA CORPORATION


             February 12, 1997             By   /s/ Richard N. Latzer
                                             _____________________________
                                                Richard N. Latzer
                                                Senior Vice President and
                                                Chief Investment Officer






                                                                    ANNEX A

                                      Directors

                              Business                 Principal
          Name                Address                  Occupation

          Frank C. Herringer  600 Montgomery Street    Chairman,
                              San Francisco, CA        President and
                              94111                    Chief Executive
                                                       Officer,
                                                       Transamerica
                                                       Corporation

          Samuel L. Ginn      1 California Street      Chairman and
                              San Francisco, CA        Chief Executive
                              94111                    Officer, AirTouch
                                                       Communications,
                                                       Inc.

          Gordon E. Moore     2200 Mission College     Chairman, Intel
                              Blvd.                    Corporation
                              Santa Clara, CA 95052

          Robert W.           375 Park Avenue          Vice Chairman and
          Matschullat         New York, NY 10152       Chief Financial
                                                       Officer, The
                                                       Seagram Company
                                                       Ltd.

          Toni Rembe          225 Bush Street          Partner,
                              San Francisco, CA        Pillsbury Madison
                              94104                    & Sutro

          Condoleeza Rice     Stanford, CA 94305       Provost, Stanford
                                                       University

          Charles R. Schwab   101 Montgomery Street    Chairman and
                              San Francisco, CA        Chief Executive
                              94104                    Officer, The
                                                       Charles Schwab
                                                       Corporation

          Forrest N. Shumway  600 Montgomery Street    Retired Vice
                              San Francisco, CA        Chairman, Allied-
                              94111                    Signal Inc.

          Peter V. Ueberroth  500 Newport Center       Managing Director,
                              Drive, Suite 900         The Contrarian
                              Newport Beach, CA        Group, Inc.
                              92660






                                  Executive Officers

                              Business
          Name                Address                       Title

          Frank C. Herringer  Transamerica Corporation      Chairman,
                              600 Montgomery Street         President and
                              San Francisco, CA             Chief Executive
                              94111                         Officer

          Thomas J. Cusack    Transamerica Corporation      Executive Vice
                              600 Montgomery Street         President
                              San Francisco, CA
                              94111

          Richard H. Finn     Transamerica Corporation      Executive Vice
                              600 Montgomery Street         President
                              San Francisco, CA
                              94111

          Edgar H. Grubb      Transamerica Corporation      Executive Vice
                              600 Montgomery Street         President and
                              San Francisco, CA             Chief Financial
                              94111                         Officer

          Robert A. Watson    Transamerica Corporation      Executive Vice
                              600 Montgomery Street         President
                              San Francisco, CA
                              94111

          Shirley H. Buccieri Transamerica Corporation      Senior Vice
                              600 Montgomery Street         President,
                              San Francisco, CA             General Counsel
                              94111                         and Secretary

          Richard H. Fearon   Transamerica Corporation      Senior Vice
                              600 Montgomery Street         President-San
                              Francisco, CA                 Corporate
                              94111                         Development

          Richard N. Latzer   Transamerica Corporation      Senior Vice
                              600 Montgomery Street         President and
                              San Francisco, CA             Chief
                              94111                         Investment
                                                            Officer

          Burton E. Broome    Transamerica Corporation      Vice President
                              600 Montgomery Street         and Controller
                              San Francisco, CA
                              94111

          Mark A. McEachen    Transamerica Corporation      Vice President
                              600 Montgomery Street         and Treasurer
                              San Francisco, CA
                              94111






                                                                    ANNEX B


                             Transactions in Common Stock

          Transamerica has sold 15,000 shares of Common Stock in open market transactions since December 12, 1996, at the prices and in the amounts shown below.



                                                Average Price Per Share ($)
                Date           No. of Shares      (excluding commissions)

           December 31, 1996       15,000                   23.75